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                     May 6, 2024

       Gurminder Sangha
       President and Chief Executive Officer
       FE Battery Metals Corp.
       700 West Georgia Street, 25th Floor
       Vancouver, British Columbia, Canada, V7Y 1B3

                                                        Re: FE Battery Metals
Corp.
                                                            Form 20-F for
Fiscal Year Ended March 31, 2023
                                                            File No. 000-29870

       Dear Gurminder Sangha:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation